126 East King Street Lancaster, PA 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: 717-399-1506 E-mail: kdecker@barley.com

March 21, 2018

Via EDGAR

Jennifer Gowetski

Senior Counsel of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

450th Street, N.W.

Washington, D.C. 20549-1004

Re:	Noble Advisors, LLC
Offering Statement on Form 1-A
Filed December 15, 2017
File No. 024-10776

Dear Ms. Gowetski:

We hereby submit for filing Amendment No. 1 to the Noble Advisors, LLC Form 1-A offering statement originally filed with the Securities and Exchange Commission on December 1, 2017 (the “Offering Statement”). The enclosed amended Offering Statement relates to the proposed offering by Noble of up to $20.0 million of subordinated, unsecured, interest only promissory notes in an offering intended to qualify for exemption from registration as a Tier 1 offering pursuant to Regulation A. The changes made to this version of the Offering Statement reflect responses made by the issuer to comments from state securities commission reviews, a change to the manner in which interest rates will be reset to reflect limitations on the permissible changes and a change to the ownership of the issuer’s manager (which is now wholly owned by the issuer). All changes made since the original filing have been marked.

Barley Snyder

Lancaster  ●  York  ●  Reading  ●  Hanover  ●   Malvern  ●  Hunt Valley  ●  Harrisburg

If you have any questions, please feel free to contact the undersigned.

Respectfully,

/S/ KIMBERLY J. DECKER

Kimberly J. Decker

KJD:jlh